SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                        WIRELESS AGE COMMUNICATIONS INC
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                  976527 10 1
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                                 (CUSIP Number)

                       Segal, Talarico, Habib, Molot LLP
                           Attention:  Michael Segal
                       2650 Queensview Drive, Suite 200
                        Ottawa, Ontario K2B 8H6 Canada
                                (613) 820-8888

                                With a Copy to:

                             Wuersch & Gering LLP
                        Attention:  Travis Gering, Esq.
                         11 Hanover Square, 19th Floor
                           New York, New York 10005
                                 (212) 509-5050
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   03/04/2005
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 976527 10 1
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Segal-Talarico-Habib-Molot LLP
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    Canada
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        4,500,000 shares of Common Stock (1)

    (8) Shared voting power:
        0 shares of Common Stock (1)

    (9) Sole dispositive power:
        4,500,000 shares of Common Stock (1)

    (10) Shared dispositive power:
         0 shares of Common Stock (1)

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(11) Aggregate amount beneficially owned by each reporting person.

     4,500,000 shares of Common Stock
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     15.8% (1)
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(14) Type of reporting person (see instructions).

     PN
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----------
(1) Such percentage is the aggregate of all Wireless Age Communications, Inc. shares directly owned by Segal, Talarico, Habib, Molot LLP ("STHM") with respect to all shares of Common Stock issued and outstanding after giving effect to the shares issued in connection with the acquisition of mmwave Technologies, Inc. ("mmwave") by Wireless Age Communications, Inc. on March 4, 2005.

Page 2 of 4 Pages

Item 1. Security and Issuer.

           The title and class of equity securities to which this statement on
           Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of Wireless Age Communications, Inc. The address of the principal executive offices of the Company is Wireless Age Communications, Inc. 13980 Jane Street King City, Ontario, Canada L7B 1A3.

Item 2. Identity and Background.

          (a) This Schedule 13D is being filed by STHM as escrow and voting agent pursuant to the terms and conditions of the Agency Agreement, described in detail below, in connection with the acquisition by Wireless Age of mmwave. STHM is a law firm which represented mmwave and its shareholders in the sale of all issued and outstanding capital stock of mmwave to Wireless Age. STHM is acting as escrow and voting agent with respect to 4,500,000 shares of Wireless Age Common Stock (the "Escrow Shares") held on behalf of the former shareholders of mmwave Technologies, Inc. who were issued shares in a special purpose Ontario subsidiary of Wireless Age which are exercisable at any time at the respective holders discretion for the Escrow Shares held by STHM.

          (b) The address for the Reporting Person:

              Segal, Talarico, Habib, Molot LLP
              Attention: Michael Segal
              2650 Queensview Drive, Suite 200
              Ottawa, Ontario K2B 8H6
              Canada
              (613) 820-8888


          (c) Segal, Talarico, Habib, Molot LLP is a law firm established as a limited liability partnership in the province of Ontario, Canada. The partners are Barristers and Solicitors practicing law in Ottawa, Ontario.

          (d) None.

          (e) None.

          (f) Canada

Item 3. Source and Amount of Funds or Other Consideration.

           Not Applicable. STHM did not disburse or receive any funds or other consideration in connection with the Escrow Shares issued to STHM in the mmwave acquisition transaction, other than customary fees for legal services rendered in the capacity of counsel to mmwave. STHM acquired the Escrow Shares solely in its capacity as escrow and voting agent and disclaims any economic interest in such shares.

Item 4. Purpose of Transaction.

           On March 4, 2005 Wireless Age Communications, Inc. ("Wireless Age" or the "Company") completed the acquisition of all of the issued and outstanding shares of mmwave Technologies Inc. (mmwave), a Canadian corporation based in Ontario. mmwave will continue operations as a wholly owned subsidiary of Wireless Age. The mmwave acquisition was consummated through a series of agreements among Wireless Age, its wholly owned subsidiary 1588102 Ontario Inc. ("1588102") and the former shareholders of mmwave: Brad Poulos, Brad Poulos Holdings Inc., Glenn Poulos, Glen Poulos Holdings Inc., Sylvain Lafreniere and Sylvain Lafreniere Holdings Inc. (collectively the "Vendors"). Wireless Age and 1588102 entered into a Share Exchange Agreement with the Vendors to acquire all the issued and outstanding common shares of mmwave in exchange for 4,500,000 Class B Exchangeable Shares of 1588102. Wireless Age, 1588102, and the law firm of Segal, Talarico, Habib, Molot LLP ("STHM") also entered into a Voting and Exchange Agency Agreement (the "Agency Agreement") pursuant to which 4,500,000 shares of Wireless Age common stock (the "Escrow Shares") were issued to STHM, as agent for the Vendors and STHM agreed to act as a voting and escrow agent on behalf of the Vendors. Wireless Age, 1588102 and STHM also entered into a Support Agreement under which the general terms and conditions of the exchange of the 1588102 Class B Exchangeable Shares are to be governed. Under the general terms of the Class B Exchangeable Shares, the Vendors have the right to exchange the Class B shares into the Escrow Shares at any time over the next 5 years. Prior to the exercise of such exchange rights, STHM will be the owner of record of the Escrow Shares and will retain power to vote the Escrow Shares in regard to any and all matters presented to vote or consent of the Wireless Age stockholders. Under the terms of the Agency Agreement, STHM, in its capacity as agent, is to act in regard to such matters only in accordance with instructions given by the Vendors, respectively. In the event that any of the Vendors do not give instructions, STHM in its capacity as agent shall abstain from voting with respect to any such attributable Exchangeable Shares and the corresponding Escrow Shares. Other than acting in accordance with the specified provisions for release of the Wireless Age Escrow Shares upon exercise of exchange rights underlying the Exchangeable Shares or pursuant to other action required in the Support Agreement and the Agency Agreement, respectively, STHM does not have any powers of disposition over the Wireless Age Escrow Shares.

           All of such Exchangeable Shares and the Escrow Shares were issued pursuant to the exemption from registration provided under Regulation S promulgated under the Securities Exchange Act of 1933, as amended. In connection with the acquisition of mmwave, Wireless Age has agreed to register for sale 900,000 of the Escrow Shares on behalf of certain holders of the Exchangeable Shares.

           After giving effect to the 4.5 million shares of Wireless Age common stock issued in connection with the mmwave acquisition, the number of shares issued to STHM on behalf of the former shareholders of mmwave in the aggregate constitutes 15.8% of the approximately 28 million issued and outstanding shares of Wireless Age common stock. After giving effect to the shares of Wireless Age common stock issued in connection with the mmwave transaction, Mr. Brad Poulos, Mr. Glenn Poulos and Mr. Lafreniere each indirectly beneficially own through the STHM Escrow Shares held on their respective behalf by STHM, approximately 1,350,000 shares of Wireless Age common stock with each such holding of indirect beneficial ownership constituting approximately 4.7% of the Wireless Age issued and outstanding common stock.

           Concurrent with the acquisition of mmwave as a wholly-owned subsidiary of Wireless Age, Mr. Brad Poulos, former President of mmwave, was appointed to the newly created position of President of Wireless Age Communications, reporting to Mr. John Simmonds, Chief Executive Officer. Mr. Brad Poulos previously served as president of mmwave since 1998. Mr. Brad Poulos has also been appointed to serve as a director on the Wireless Age Board of Directors. Mr. Brad Poulos does not serve as a director of any other public companies.

           Mr. Glenn Poulos co-founded mmwave in 1991 and served as its president until 1998 when Mr. Brad Poulos assumed that office. In connection with the acquisition and promotion of Mr. Brad Poulos to the presidency of Wireless Age, Mr. Glenn Poulos has been re-appointed to serve as president of mmwave as a wholly owned subsidiary of Wireless Age. Mr. Brad Poulos and Mr. Glenn Poulos are brothers.

           Pursuant to the terms of the Support Agreement, the holders of the Class B Exchangeable Shares will economically benefit to the same extent as direct shareholders of Wireless Age in the event of any dividend or other distribution. In addition, the holders of the Class B Exchangeable Shares are entitled in each case to a preference over the Wireless Age common shares and any other shares of Wireless Age with respect to the payment of dividends and on a liquidation distribution. Prior to the fifth anniversary of the date of the mmwave acquisition, the Class B Exchangeable Shares may be exercised at any time by any of the Vendors in exchange for a same amount of Escrow Shares. The number of Escrow Shares to be issued to the holders of the Class B Exchangeable Shares upon such exchange will be subject to corresponding adjustment in the event of any Wireless Age securities dividend, forward split, reverse split, or similar event. The holders of the Class B Exchangeable Shares will also benefit to an identical extent as all other Wireless Age shareholders in the event of a tender offer or other similar transaction. Under the Support Agreement, Wireless Age retains the right to redeem the Class B Exchangeable Shares through redemption, call and cancellation rights, at a per share price to be calculated by reference to then-current market prices as of the date of exercise of such right by Wireless Age.

           All Wireless Age events related to payment of dividends, redemption or purchase or any capital distribution in respect of Wireless Age common shares or any shares other than the Class B Exchangeable Shares, redemption or purchase of any shares other than the Exchangeable Shares, or issuance of any other exchangeable shares, shall in each case be subject to approval by holders of not less than 66.6% of then-outstanding Class B Exchangeable Shares. In addition, Wireless Age must obtain the same consent prior to any action to reclassify, subdivide, redivide or make any similar change to the outstanding shares of Wireless Age, or effect an amalgamation, merger, reorganization or other transaction affecting the Wireless Age shares of common stock.

           In connection with the acquisition, Wireless Age has undertaken to cause mmwave to continue to perform the mmwave obligations of repayment of shareholder loans incurred prior to 2002 by mmwave from shareholders of mmwave. In regard to the balance of approximately $300,000 of such obligations continuing after closing, approximately $272,000 will be repaid to Mr. Brad Poulos by mmwave no later than 24 months from the effective date of the acquisition of mmwave.

           In connection with the appointment of Mr. Brad Poulos as President of Wireless Age, the Company has entered into an employment agreement with Mr. Brad Poulos (the "Brad Poulos Employment Agreement"). Under the terms of the Brad Poulos Employment Agreement, Mr. Poulos will serve as President of Wireless Age at a base annual salary of CDN$200,000. Mr. Poulos is also eligible for a short term bonus equal to 50% of his base annual salary if he achieves certain performance milestones. In addition, Mr. Poulos is eligible for long term bonus of 333,333 shares of the Company to be issued upon the first, second and third anniversary date of inception of his service to the Company (for a total of 999,999 shares in total) if he achieves certain additional milestones. Mr. Poulos will be granted three weeks of vacation and will be eligible for employee benefit plans offered to other Company personnel. The Company will pay an automobile allowance to Mr. Poulos of CDN $1,200 per month. Mr. Poulos has agreed to the Company's customary provisions for loyalty, confidentiality and ownership of intellectual property. The Brad Poulos Employment Agreement will continue in effect until such time notice is given by the Company, at its sole discretion at any time, to terminate Mr. Poulos. If the Company terminates the employment of Mr. Poulos prior to the statutory notice period required under the laws of Ontario and if termination occurs within 18 months of the inception date of the Brad Poulos Employment Agreement, the Company shall pay Mr. Poulos 300% of his annual base salary, and 150% if termination occurs after 18 months of inception of the agreement.The Company will have the right at any time to terminate Mr. Poulos for just cause without having to make such payments if Mr. Poulos is terminated for just cause or if Mr. Poulos voluntarily resigns or otherwise voluntarily terminates his agreement with the Company. The Company will continue health and ancillary benefit coverage for a period of 24 months following termination of employment. In connection with the Brad Poulos Employment Agreement, the Company has undertaken to exercise commercially reasonable efforts to cause Mr. Brad Poulos to be nominated and elected to the Company's Board of Directors.



Item 5. Interest in Securities of the Issuer.

          (a) As of the date of this report, STHM beneficially owns
              4,500,000 shares of Wireless Age Common Stock that in the aggregate constitutes 15.8% of the approximately 28 million issued and outstanding shares of Wireless Age common stock after giving effect to the shares of Wireless Age common stock issued in connection with the mmwave transaction. None of the individual holders of the Exchangeable Shares has direct or indirect beneficial ownership in the Escrow Shares that exceeds 5% of the issued and outstanding shares and none of such persons is acting as a group with any other persons who have beneficial ownership of Wireless Age Common Stock that would exceed 5% of the issued and outstanding shares of Wireless Age.

          (b) Prior to the exercise of the Exchange Shares exchange rights, STHM will be the owner of record of the Escrow Shares and will retain power to vote the Escrow Shares in regard to any and all matters presented to vote or consent of the Wireless Age stockholders. Under the terms of the Agency Agreement, STHM, in its capacity as agent, is to act in regard to such matters only in accordance with instructions given by the Vendors, respectively. In the event that any of the Vendors do not give instructions, STHM in its capacity as agent shall abstain from voting with respect to any such attributable Exchangeable Shares and the corresponding Escrow Shares. Other than acting in accordance with the specified provisions for release of the Wireless Age Escrow Shares upon exercise of exchange rights underlying the Exchangeable Shares or pursuant to other action required in the Support Agreement and the Agency Agreement, respectively, STHM does not have any powers of disposition over the Wireless Age Escrow Shares.

          (c) None.

          (d) Pursuant to the terms of the Support Agreement, the holders of the Class B Exchangeable Shares will economically benefit to the same extent as direct shareholders of Wireless Age in the event of any dividend or other distribution. In addition, the holders of the Class B Exchangeable Shares are entitled in each case to a preference over the Wireless Age common shares and any other shares of Wireless Age with respect to the payment of dividends and on a liquidation distribution. Prior to the fifth anniversary of the date of the mmwave acquisition, the Class B Exchangeable Shares may be exercised at any time by any of the Vendors in exchange for a same amount of Escrow Shares. STHM will not be an economic beneficiary of any dividend or distribution of Wireless Age as all such dividends, distributions and/or any other benefits will be distributed to the Vendors. None of the individual holders of the Exchangeable Shares has direct or indirect beneficial ownership in the Escrow Shares that exceeds 5% of the issued and outstanding shares of Wireless Age and none of such persons is acting as a group with any other persons who have beneficial ownership of Wireless Age Common Stock that would exceed 5% of the issued and outstanding shares of Wireless Age.

          (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           A placement agency fee was paid by the mmwave shareholders in connection with the mmwave transaction constituted of the assignment of 450,000 Exchangeable Shares, which are exchangeable for an equal amount of the Escrow Shares owned of record by the Reporting Person.

Item 7. Material to be Filed as Exhibits.

           99.1 Share Exchange Agreement by and between Wireless Age Communications, Inc., 1588102 Ontario Inc., Bradley John Poulos, Glenn Poulos, Sylvain Lafreniere, Brad Poulos Holdings Inc., Glenn Poulos Holdings Inc., and Sylvain Lafreniere Holdings Inc. dated March 4, 2005, incorporated herein by reference to the Form 8-K of Wireless Age Communications, Inc. filed with the U.S. Securities & Exchange Commission on March 10, 2005.

           99.2 Voting and Exchange Agency Agreement by and between Wireless Age Communications, Inc. 1588102 Ontario Inc. and Segal, Talarico, Habib, Molot LLP dated March 4, 2005, incorporated herein by reference to the Form 8-K of Wireless Age Communications, Inc. filed with the U.S. Securities & Exchange Commission on March 10, 2005.

           99.3     Support Agreement by and between Wireless Age
           Communications, Inc. 1588102 Ontario Inc., and Segal, Talarico, Habib, Molot LLP dated March 4, 2005, incorporated herein by reference to the Form 8-K of Wireless Age Communications, Inc. filed with the U.S. Securities & Exchange Commission on March 10, 2005.

           99.4 Employment Agreement between Wireless Age Communications, Inc. and Bradley John Poulos, dated March 4, 2005, incorporated herein by reference to the Form 8-K of Wireless Age Communications, Inc. filed with the U.S. Securities & Exchange Commission on March 10, 2005.

           99.5 Employment Agreement between mmwave Technologies Inc. and Glenn James Poulos, dated March 4, 2005, incorporated herein by reference to the Form 8-K of Wireless Age Communications, Inc. filed with the U.S. Securities & Exchange Commission on March 10, 2005.


Page 3 of 4 Pages
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Segal, Talarico, Habib, Molot LLP

Date: 03/14/2005                      /s/ Michael Segal
                                      Name:  Michael Segal
                                      Title: Partner


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

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